VOTE THE <u>BLUE</u> PROXY CARD <u>TODAY</u> TO REFRESH THE VENTAS BOARD WITH THE RIGHT DIRECT SHAREHOLDER REPRESENTATIVE COMMITTED TO SERVING YOUR BEST INTERESTS

March 29, 2022

Dear Fellow Ventas Shareholders,

Land & Buildings Investment Management, LLC (together with its affiliates, "Land & Buildings") invested in Ventas, Inc. ("Ventas" or the "Company") because we believe Ventas is fundamentally a great company with opportunities to create meaningful value for shareholders. Over the years, few companies and few leaders in our industry have built as strong a reputation as Ventas and its Chairman and CEO Debra Cafaro. That is why it is particularly disappointing that for quite some time, from a shareholder perspective, the reality has not matched the narrative.

Under the oversight of the Ventas Board of Directors (the "Board"), the Company has significantly underperformed and has failed to create meaningful value for long-term shareholders. We believe this underperformance is largely the result of poor investor communications, capital allocation issues and insufficient Board oversight. Further, despite our sincere efforts to engage constructively with the Company to add a direct shareholder representative to the Board and avoid a costly proxy contest, Ventas chose to defensively add a new director to the Board.

It has now become even more clear that Ventas needs the right shareholder representative not only in the boardroom, but on its six-person Investment Committee, who is fully aligned with shareholders and who will bring the objectivity and appropriate experience required to instill accountability and demand improved performance. To that end, we are seeking the election of Land & Buildings Founder and CIO Jonathan Litt to the Board at the Company's upcoming Annual Meeting of Shareholders (the "Annual Meeting") and have filed definitive proxy materials. If elected, Mr. Litt is committed to collaborating with the Board to help fix the issues that have caused the Company's performance to decline and to working to return Ventas to its industry leader status.

Ventas Long-Term Underperformance

When looking at the past 10, 5, 3 and 1-year periods, Ventas' performance has meaningfully fallen behind its closest peer Welltower Inc. (NYSE: WELL), which trades at a 19% higher cash flow (AFFO) multiple, and both the broader Healthcare REIT and REIT universes.[1]

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[1] Data through 2/28/2022; Nareit Healthcare Index defined as FTSE Nareit Equity Health Care Index or FNHEATR Index; REITs defined as MSCI U.S. REIT Index or RMSG Index.

Total Shareholder Returns	Trailing 10 Years	Trailing 5 Years	Trailing 3 Years	Trailing 1 Year
Ventas Inc (NYSE: VTR)	**77%**	**6%**	**-1%**	**6%**
Welltower Inc. (NYSE: WELL)	*143%*	*47%*	*26%*	*26%*
VTR Performance vs. WELL	**-67%**	**-41%**	**-26%**	**-21%**
VTR Performance vs. Nareit Healthcare Index	**-14%**	**-15%**	**-10%**	**-1%**
VTR Performance vs. REITs	**-73%**	**-39%**	**-34%**	**-18%**

Source: Bloomberg, Company Filings

The comparison of VTR versus Welltower is particularly enlightening. The two companies are of similar size, have assets of comparable mix and quality, and historically have had similar valuations, often at times trading in line with one another. However, in recent years – to the chagrin of VTR shareholders – this last point has ceased to be true.

Welltower's earnings growth has outpaced Ventas' over the past 10, 5, 3 and 1-year periods, including by double-digits in the past five years.[2] This outperformance is despite WELL's higher exposure to senior housing which was acutely impact by the COVID-19 pandemic.

Normalized FFO/Share Growth	Trailing 10 Years	Trailing 5 Years	Trailing 3 Years	Trailing 1 Year
Ventas Inc.	**-21%**	**-28%**	**-22%**	**3%**
Welltower Inc	*1%*	*-16%*	*-15%*	*11%*
VTR Underperformance vs. WELL	**-22%**	**-12%**	**-7%**	**-7%**

Source: Bloomberg, Company Filings

This inferior earnings growth has, in our view, largely been the result of Ventas' underwhelming capital allocation decisions and lagging senior housing operating portfolio (SHOP) NOI growth, which has subsequently driven the poor TSR underperformance that has frustrated investors for far too long.

Self-inflicted Communications and Capital Allocation Missteps Have Harmed Investors

With a company of Ventas' pedigree, investors tend to trust what the Company says and expect that it will follow through on its promises. Unfortunately, this faith in VTR's ability to communicate has proven to be misplaced on multiple occasions, to the detriment of VTR shareholders.

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[2] 2022 Normalized FFO is a consensus estimate

At its June 2019 investor day, Ventas championed a new "Pivot to growth," promising that earnings for the entire company would grow in 2020 and compound over the next five years, and that as a result, the Company would see a "well-deserved multiple expansion" which would boost total shareholder return.

Just a month later, on the second quarter 2019 earnings call, issues were beginning to emerge. The wheels truly fell off in October on the third quarter earnings call – particularly regarding VTR's SHOP segment. The Company ultimately backtracked its growth pivot, lowering its SHOP guidance and stating that as a result, "enterprise growth will be deferred until after 2020." The market's reaction was swift, with the share price declining nearly 9% that day and by 24% in the ensuing seven weeks.

The result was a massive loss of credibility for Ventas with the investment community and the beginning of a sharper divergence between the Company's performance and Welltower's.

As one sell-side analyst noted at the time:

> *While we have deep respect for management and their longer term success, the recent guidance and forecasting stumbles have broken our confidence in their ability to forecast, especially given an uncertain and more challenging senior housing operating environment than previously expected… Going forward, we see…a diminishment of credibility following the Investor Day, subsequent investor meetings and conferences, and the 3Q earnings call.*[3]

The next major misstep that hit the Company could also have been avoided through proper Board oversight.

Like many other senior housing focused REITS, Ventas had to navigate challenging waters that afflicted the sector during the pandemic. Unfortunately, what this period made clear to us was that the Company had mismanaged its balance sheet heading into the crisis. As a result, just as daylight was visible with the emergence of the vaccine at the end of 2020, Ventas was forced to raise cash by selling a 45% interest in its promising life science development pipeline. This $930 million deal was done at cost (7%+ yield).[4] In addition, the Company raised equity at under $45 per share – roughly 35% below the shares' pre-COVID high.

Ventas effectively backed itself into a corner and had to forfeit significant upside from this gem of an asset for cash. The detrimental impact of this deal was even worse than initially anticipated given the continued strength of life science and subsequent recovery in the equity markets.

The latest example of Ventas' poor investment decision-making has its origin in January of 2018, when the Company created Eclipse Senior Living ("ESL"), a whole new senior housing operator of which Ventas owned 34%, to manage 76 underperforming assets. These assets had previously been operated under a triple net lease structure and were converted to SHOP (RIDEA) assets.

ESL badly underperformed in subsequent years and was a principal driver of the missed "Pivot to growth." In October of last year (2021), Ventas finally admitted defeat on this project, shuttering ESL and handing over the operations of the now 90 assets to eight local sharp shooters. Unfortunately, this transition will

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[3] "Citi: Ventas Inc. – Everybody Hurts – Downgrade to Neutral," October 28, 2019
[4] Press Release: Ventas and GIC Form Research & Innovation Development Joint Venture, November 6, 2020

likely cause further deterioration in NOI, and the lack of a sale or joint venture around these assets – which had previously been messaged to the investment community on multiple occasions – caused analysts to materially reduce 2022 earnings estimates in November given this portfolio is not contributing positively to earnings today.

Ventas' Bad Faith Engagement and Transparent Defensive Maneuvers Underscore the Need for the Right Shareholder Perspective in the Boardroom

Land & Buildings' principals have known several members of the Board and management team at Ventas professionally and personally for decades. Given the mutual respect that we thought existed, we were hopeful that a constructive settlement could be reach privately and amicably with Ventas.

Initially, that appeared to be the case.

When we first approached the Company, Ventas seemed sincere in welcoming the views of Land & Buildings and had indicated a willingness to reach an agreement around Board composition that we were led to believe could include the appointment of Jonathan Litt to the Board.

As part of this process, Mr. Litt met with two sets of directors for formal interviews. Given the many years of familiarity between Mr. Litt and a number of the individuals involved, and the assurances that had already been provided that a settlement was being offered, our interpretation was that these "interviews" were somewhat pro forma.

Instead, following the interviews Land & Buildings was simply informed that Mr. Litt would not be added as a director. No explanation was given as to why the Board determined not to appoint Mr. Litt.

Our concerns were further supported when on March 6, 2022 – only hours after a media report that Land & Buildings would be nominating Mr. Litt to the Ventas Board – the Company issued a press release announcing the appointment of a new director, Michael Embler.[5] As was later disclosed in the Company's proxy statement, the Board only voted on Mr. Embler's addition that day (likely after the report that Land & Buildings was nominating).

In our view, this was a transparently defensive maneuver meant to bolster the Company's position in a contested election. We are not naïve and know that this type of gamesmanship has become common when companies are faced with the prospect of their shareholders having a chance to vote on adding a director that the Board has not itself handpicked. However, that doesn't make it any less harmful to the shareholder franchise or change the fact that we believe Mr. Embler is a poor substitute for an actual significant shareholder in the Company with a broad range of investment experience like Mr. Litt. We also believe that James Shelton, the lead independent presiding director of the Ventas Board, stating in the press release that Mr. Embler's appointment under these circumstances is an example of the Board's commitment "to best-in-class corporate governance and Board refreshment," merely adds insult to injury.

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[5] Press Release: Ventas Appoints Michael J. Embler, Former Chief Investment Officer of Franklin Mutual Advisors, to Board of Directors, March 6, 2022

We believe the Board's willingness to engage in misleading settlement negotiations with a large shareholder and employ blatantly defensive tactics underscores the deep-seated issues that exist in the Ventas boardroom and that the right shareholder representation is required to foster a culture of accountability. As a whole, the Board seems to have fallen deeply out of touch with shareholders.

LAND & BUILDINGS IS OFFERING VENTAS SHAREHOLDERS A BETTER WAY FORWARD

The Company's behavior in response to our engagement, together with Ventas' long-term underperformance and poor capital allocation decisions, has proven to us that a new voice is not only needed on the Board, but on the Investment Committee, in order to help address the type of shareholder-unfriendly behavior we have experienced and to drive improved performance. This is why we have nominated Land & Buildings Founder and CIO Jonathan Litt to the Board. In addition to bringing shareholder-alignment to the Board, Mr. Litt has extensive experience as a public company director and a lengthy history in the real estate investment industry, which we believe makes him well-qualified to serve as a director of the Company.

In our view, shareholders should vote for Mr. Litt in place of lead independent presiding director James Shelton. Mr. Shelton is a long-tenured director, having served on the Board for 14 years and in his lead role for the past six. This means he has overseen a period during which Ventas' relative performance for shareholders and reputation in the industry has significantly declined. This also means he oversaw the insincere engagement with Land & Buildings and reactive appointment of Mr. Embler to the Board.

VOTE FOR REAL CHANGE AND PROTECT YOUR INVESTMENT

PLEASE SIGN, DATE AND RETURN THE ENCLOSED <u>BLUE</u> PROXY CARD <u>TODAY</u>

Our goal is to create value for the benefit of all Ventas shareholders. We believe a critical step towards achieving this objective is to improve the Board by adding the right shareholder representative who will provide true alignment and renewed accountability, as well as a singular focus on protecting the best interests of shareholders. We look forward to continuing to speak with our fellow shareholders in the coming weeks and months.

Thank you for your support,

Jonathan Litt

Land & Buildings Investment Management, LLC

Our definitive proxy statement and other important information and materials regarding the Annual Meeting can be viewed at www.cureventas.com



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